UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Private Placement of Senior Convertible Notes and Warrants

On February 28, 2025, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into a Securities Purchase Agreement, dated as of February 28, 2025 (the “February 2025 Purchase Agreement”), with certain institutional investors (the “Investors”), pursuant to which the Investors and the Company agreed to execute and deliver to the Investors certain Senior Convertible Notes (the “Notes”) in the aggregate original principal amount of $1,300,000 and an aggregate purchase price of $1,000,000, and certain warrants (the “Warrants”) to initially purchase an aggregate of 2,864,397 of the Company’s Class A ordinary shares with a nominal value of $0.0001 (“Class A Ordinary Shares”). Pursuant to the February 2025 Purchase Agreement, the Company and the Investors will also enter into a Registration Rights Agreement (the “Registration Rights Agreement”). The Company will issue the Notes and the Warrants, and receive the aggregate purchase price, under the February 2025 Purchase Agreement, upon the satisfaction or waiver of certain closing conditions.

February 2025 Purchase Agreement

The February 2025 Purchase Agreement contains the following provisions:

Until the earlier to occur of (a) the first date that the Registrable Securities (as defined in the Registration Rights Agreement) required to be filed on the initial Registration Statement (as defined in the February 2025 Purchase Agreement) pursuant to the Registration Rights Agreement is declared effective by the U.S. Securities and Exchange Commission (the “SEC”) (and each prospectus contained therein is available for use on such date), and (b) the first date on which all of the Registrable Securities are eligible to be resold by the Investors pursuant to Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “Securities Act”) (or if any Current Public Information Failure (as defined in the Registration Rights Agreement) has occurred and is continuing, the date such Current Public Information Failure is cured) (the “Applicable Date”), and at any time thereafter while any Registration Statement is not effective or the prospectus contained therein is not available for use or any Current Public Information Failure exists, the Company may not file a registration statement or offering statement under the Securities Act, relating to securities that are not the Registrable Securities, other than certain amendments or supplements to outstanding effective registration statements, registration statements on Form S-8, a registration statement registering for resale Class A Ordinary Shares pursuant to an equity line of credit offered to the lead Investor (“Permitted ELOC”), or a registration statement required pursuant to the Registration Rights Agreement, dated as of January 10, 2025, among the Company and the Investors (the “January 2025 Registration Rights Agreement”).

Until the 90th trading day after the Applicable Date and at any time thereafter while any Registration Statement is not effective or the prospectus contained therein is not available for use or any Current Public Information Failure exists (the “Restricted Period”), the Company may not directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity or debt security (a “Subsequent Placement”), subject to exceptions for a Permitted ELOC and certain customary exceptions. The February 2025 Purchase Agreement waived the application of a similar prohibition in the Securities Purchase Agreement, dated as of January 10, 2025, among the Company and the Investors (the “January 2025 Purchase Agreement”), with respect to the transactions contemplated by the February 2025 Purchase Agreement.

While any Notes remain outstanding, the Company may not enter into a Variable Rate Transaction (as defined in the February 2025 Purchase Agreement) other than a Permitted ELOC or a Permitted ATM (as defined in the February 2025 Purchase Agreement). The February 2025 Purchase Agreement waived the application of a similar prohibition under the January 2025 Purchase Agreement with respect to the transactions contemplated by the February 2025 Purchase Agreement.

Until the six-month anniversary of the closing date under the February 2025 Purchase Agreement, the Investors will have a right of first refusal as to 20% of any Subsequent Placement under the February 2025 Purchase Agreement, based on the Investors’ pro rata portion of the aggregate original principal amount of the Notes. The February 2025 Purchase Agreement waived the application of a similar right under the January 2025 Purchase Agreement with respect to the transactions contemplated by the February 2025 Purchase Agreement.

While any Notes remain outstanding, the Company also may not (i) redeem or declare a dividend on any securities without prior written consent of the Investors; or (ii) effect more than one reverse share split that would be required to maintain the Company’s listing on The Nasdaq Stock Market LLC (“Nasdaq”) without the prior written consent of the Required Holders (as defined in the February 2025 Purchase Agreement).

While any Notes or any Warrants remain outstanding, the Company must reserve at least 150% of the sum of the maximum number of Class A Ordinary Shares (x) into which the Notes may be converted, assuming that the Notes are convertible at the Alternate Conversion Price (as defined below) assuming an Alternate Conversion Date (as defined in the Notes) as of such applicable date of determination, and including interest through the date of maturity, and (y) issuable upon exercise of the Warrants.

In addition, the February 2025 Purchase Agreement provides that on or before the 30-calendar-day anniversary of the closing date under the February 2025 Purchase Agreement, unless extended with the Required Holders’ written consent, the Company shall obtain the consent of the Lead Holder (as defined in that certain Securities Subscription Agreement, dated as of November 21, 2023, by and between the Company and the investors signatory thereto) to the transactions contemplated by the February 2025 Purchase Agreement and the specified transaction documents.

The February 2025 Purchase Agreement provides that the Company will reimburse the lead Investor a non-accountable amount of $35,000 for costs and expenses in connection with the transaction, including reasonable legal fees.

The February 2025 Purchase Agreement provides that the Company may not disclose any material non-public information regarding the Company to any Investor without its prior written consent. In the event that the Company discloses any such material non-public information to any Investor, the Company will be required to publicly disclose the information by the Required Disclosure Date (as defined in the February 2025 Purchase Agreement). Upon failure to make such required public disclosure by such date, then the Company shall pay to such Investor in cash the greater of (a) 1% of the principal amount of such Investor’s Note and (b) the applicable Disclosure Restitution Amount (as defined below), on the date of such disclosure failure and every 30-day anniversary of such disclosure failure (each, a “Disclosure Delay Payment Date”) until the disclosure failure is cured. The “Disclosure Restitution Amount” is defined as the product of (x) the difference of (I) the Disclosure Failure Market Price (as defined in the February 2025 Purchase Agreement) less (II) the lowest purchase price, per Class A Ordinary Share, of any Class A Ordinary Shares issued or issuable to such Investor pursuant to the February 2025 Purchase Agreement or specified transaction documents, multiplied by (y) 10% of the aggregate daily dollar trading volume of the Class A Ordinary Shares on Nasdaq for each trading day either (1) with respect to the initial Disclosure Delay Payment Date, during the period commencing on the applicable Required Disclosure Date through and including the trading day immediately prior to the initial Disclosure Delay Payment Date or (2) with respect to each other Disclosure Delay Payment Date, during the period commencing the immediately preceding Disclosure Delay Payment Date through and including the trading day immediately prior to such applicable Disclosure Delay Payment Date.

The February 2025 Purchase Agreement also waived in part certain requirements under the January 2025 Registration Rights Agreement, such that the initial registration statement required to be filed under the January 2025 Registration Rights Agreement will be required to be filed no later than March 30, 2025, and declared effective by the SEC no later than 90 days after the date of the closing under the February 2025 Purchase Agreement.

The February 2025 Purchase Agreement also contains customary closing conditions, representations and warranties, covenants, indemnification provisions, and termination provisions.

Notes

General. Two of the Notes will be issued in the aggregate original principal amount of $406,250 with an original issue discount of 20% for an aggregate purchase price of $325,000 and one of the Notes will be issued in the original principal amount of $893,750 with an original issue discount of approximately 24.48% for a purchase price of $675,000. On the date of the maturity of the Notes, the Company will be required to pay to the holders an amount in cash representing 100% of all outstanding principal, accrued and unpaid interest and unpaid late charges. The Notes will be convertible into Class A Ordinary Shares at any time at the option of the holders and, with respect to interest payments where certain conditions are met by the Company, and will also be subject to certain redemption rights of the holders and the Company, as described further below. Other than as described below, the Company generally may not prepay any portion of outstanding principal, accrued and unpaid interest or accrued and unpaid late charges under the Notes.

Ranking. All payments due under the Notes will be senior to all other indebtedness of the Company, other than certain existing and other permitted debts.

Maturity Date. Unless converted or redeemed, the Notes will mature on the 18-month anniversary of the closing date under the February 2025 Purchase Agreement, subject to such holder’s right to extend such date in certain circumstances.

Interest Rate. The Notes shall accrue interest at an annual rate equal to 8% per annum which is payable monthly in securities of the Company subject to the conditions described below, or, at the Company’s option, in cash. Upon an event of default under the Notes, the interest rate will increase to 22% per annum until such default has been cured.

Late Charges. The Company will be required to pay late charges of 18% per annum on any amount of principal or other amounts that are not paid when due.

Conversion at Option of Holder. At any time after issuance, all amounts due under the Notes will be convertible at any time, in whole or in part, at the holder’s option, into Class A Ordinary Shares at a conversion price of $0.4364 per share (the “Conversion Price”), subject to proportional adjustment upon the occurrence of any share split, share dividend, share combination or similar transaction. Upon a holder’s conversion of a Note, the amount of Class A Ordinary Shares into which such Note will be convertible will be equal to the principal amount to be converted under such Note plus any accrued and unpaid interest, and accrued and unpaid late charges on such principal and interest, if any.

Alternate Optional Conversion. From and after the occurrence of an event of default, a holder may alternatively elect to convert (an “Alternate Optional Conversion”) such holder’s Notes into an amount of Class A Ordinary Shares equal to 115% of the converted dollar amount at the “Alternate Conversion Price”, which will be equal to the lowest of (a) the Conversion Price then in effect; and (b) the greater of (x) a floor price initially equal to $0.0793, as adjusted to equal 20% of the lower of the closing price or the average closing price for the five consecutive trading days immediately prior to every six-month anniversary of the issuance date of the Notes, and any share split, share dividend, share combination or similar transaction (as adjusted, the “Floor Price”), and (y) 80% of the lowest volume-weighted average price (“VWAP”) of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company receives written notice of such conversion from such holder.

Conversion of Interest at Option of Company. For each required payment of interest, the Company may pay such interest by converting the interest amount and issuing a number of Class A Ordinary Shares (an “Interest Conversion”) equal to the interest amount multiplied by a price equal to the lower of (i) the applicable Conversion Price as in effect, and (ii) the greater of (x) the Floor Price then in effect and (y) 90% of the lowest VWAP of the Class A Ordinary Shares during the seven consecutive trading days ending and including the trading day immediately preceding the applicable interest date (the “Interest Conversion Price”), so long as there has been no Equity Conditions Failure (as defined in the Notes).

Limitations on Conversion. The Note holders shall not have the right to convert any portion of any Note to the extent that, after giving effect to such conversion, such holder (together with certain related parties) would beneficially own in excess of 4.99% (the “Maximum Percentage”) of Class A Ordinary Shares outstanding immediately after giving effect to such conversion. The Maximum Percentage may be raised or lowered to any other percentage not in excess of 9.99%, at the option of each holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company.

Distribution Participation Rights. If the Company issues options, convertible securities, warrants, shares, or similar securities or distributes assets pro rata to holders of the Class A Ordinary Shares, each of the Note holders will have the right to acquire the same as if such holder had converted such holder’s Notes in full, except that to the extent that such acquisition would result in such holder exceeding the Maximum Percentage, the securities or assets distribution to such holder will be held in abeyance until such distribution would not cause the Maximum Percentage to be exceeded.

Floor Price Adjustment Payment. If the Floor Price is applicable to determine an Alternate Optional Conversion or an Interest Conversion, the Company will be required to pay the respective holder an amount in cash equal to the product of (x) the higher of (i) the highest price of the Class A Ordinary Shares on the trading day before the conversion and (ii) the applicable Alternate Conversion Price or Interest Conversion Price and (y) the difference obtained by subtracting (I) the number of Class A Ordinary Shares to be issued with respect to such Alternate Optional Conversion or Interest Conversion from (II) the quotient obtained by dividing (x) the applicable conversion amount or amount of interest by (y) the applicable Alternate Conversion Price or Interest Conversion Price without giving effect to the portion of the Alternate Conversion Price or the Interest Conversion Price, as applicable, relating to the Floor Price.

Antidilution Rights. The Notes will have full-ratchet antidilution rights, i.e., the Conversion Price will be reduced to equal any lower price per share of any securities issued by the Company, subject to certain customary exceptions, in the manner provided for in the Notes. The conversion price formulas and number of shares issuable upon conversion of the Notes will also be proportionately adjusted for any share split or reverse share split or similar event.

Share Split Adjustments. Upon any share split or reverse share split or similar event, the Conversion Price will be reduced to a price equal to the quotient determined by dividing (x) the sum of the VWAP of the Class A Ordinary Shares for each of the five trading days with the lowest VWAP of the Class A Ordinary Shares during the 15 consecutive trading days ending and including the trading day immediately preceding the 16th trading day after such event, divided by five.

Applicable Date Adjustments. On the 90th calendar day after the Applicable Date, the Conversion Price will be reduced to equal the lower of (i) the applicable Conversion Price as in effect on the applicable adjustment date, and (ii) the greater of (x) the Floor Price then in effect and (y) the lowest VWAP of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the trading day immediately preceding the applicable adjustment date.

Company Optional Redemption. At any time, the Company may redeem in cash all, but not less than all, of the Notes at a 15% redemption premium to the greater of (a) the amount then outstanding under the Notes, and (b) the product of (1) the quotient of (A) the amount outstanding divided by (b) the Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding the redemption date and ending on the trading day immediately prior to the date the Company makes the entire redemption payment.

Change of Control Redemption. Upon a Change of Control (as defined in the Notes), the holder of any Note may require the Company to redeem in cash all, or any portion, of such Note at a 15% redemption premium to the greater of (a) the amount being redeemed, (b) the product of (x) the amount being redeemed multiplied by (y) the quotient determined by dividing (I) the greatest closing sale price of the Class A Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date of such holder’s Change of Control redemption notice by (II) the Conversion Price then in effect, and (c) the product of (x) the amount being redeemed multiplied by (y) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Class A Ordinary Share to be paid to the holders of the Class A Ordinary Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the closing sale price of such securities as of the trading day immediately prior to the consummation of such Change of Control, the closing sale price of such securities on the trading day immediately following the public announcement of such proposed Change of Control and the closing sale price of such securities on the trading day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the Conversion Price then in effect.

Subsequent Placement Optional Redemption and Participation Right. Upon the occurrence of a Subsequent Placement, subject to certain customary exceptions, the holder of any Note may require the Company to redeem such Note, in whole or in part, using the Holder Pro Rata Amount (as defined in the Notes) of 25% (or, if such Subsequent Placement includes sales during the Restricted Period of securities pursuant to any at-the-market offering, 30%) of the gross proceeds of such Subsequent Placement. Upon such redemption, the Company must pay in cash at a price equal to 115% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (b) the Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the date the Company makes the entire required payment.

At the option of the holders of the Notes, the Company must permit each of such holders to participate in the Subsequent Placement by exchanging all or any part of such holder’s Notes against the purchase price of the securities offered in the Subsequent Placement up to the Subsequent Placement redemption amount that would otherwise be paid to such holder. The aggregate amount of the securities to be issued to such holder in such exchange will be equal to 120% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (b) the Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the consummation of such Subsequent Placement.

Asset Sale Redemption. Upon the occurrence of certain asset sales, the holder of any Note may require the Company to redeem such Note, in whole or in part, using the Holder Pro Rata Amount of 25% of the net proceeds from such asset sale. Upon such redemption, the Company must pay in cash at a price equal to 115% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (B) the Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the date the Company makes the entire required payment.

Event of Default Redemption. Upon any event of default, each holder may require the Company to redeem in cash all or any portion of the amounts due under such holder’s Notes at a price equal to the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) 115% and (ii) the product of (X) the quotient of (a) the amount to be redeemed divided by (b) the Alternate Conversion Price then in effect multiplied by (Y) the product of (1) 115% multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Company makes the entire payment.

Bankruptcy Event of Default Redemption. Upon any event of default relating to the bankruptcy or similar event of the Company, the Company will be required to immediately pay each holder in cash all amounts due under such holder’s Notes at a 15% premium.

Redemption Payment Failure. In the event of a redemption by any holder of the Notes and the Company does not pay the applicable redemption price to such holder within the time period required, at any time thereafter and until the Company pays such unpaid redemption price in full, such holder will have the option, in lieu of redemption, to require the Company to promptly return to such holder all or any portion of such Notes representing the amount that was submitted for redemption and for which the applicable redemption price (together with any late charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable redemption notice shall be null and void with respect to such redemption amount, (y) the Company shall immediately return such Notes, or issue new notes to such holder, and in each case the principal amount of such Notes or such new notes shall be increased by an amount equal to the difference between (1) the applicable redemption price (as adjusted, if applicable) minus (2) the principal portion of the amount submitted for redemption and (z) the Conversion Price shall be automatically adjusted with respect to each conversion effected thereafter by such holder to the lowest of (A) the Conversion Price as in effect on the date on which the applicable redemption notice is voided, (B) the greater of (i) the Floor Price then in effect and (ii) 75% of the lowest closing bid price of the Class A Ordinary Shares during the period beginning on and including the date on which the applicable redemption notice is delivered to the Company and ending on and including the date on which the applicable redemption notice is voided and (C) the greater of (x) the Floor Price then in effect and (y) 75% of the quotient of (I) the sum of the five lowest VWAPs of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the applicable conversion date, divided by (II) five.

Certain Covenants; Reservation of Shares. While any Notes are outstanding, the Company may not incur or guarantee any debts or liens, pay cash dividends or effect redemptions on its shares, make certain asset sales, or change the nature of its business, and must comply with certain other customary covenants. In addition, the Company must reserve at least 150% of the number of Class A Ordinary Shares into which the Notes may be converted, assuming conversion by way of an Alternate Optional Conversion.

Fundamental Transactions. The Company may not enter into a Fundamental Transaction (as defined in the Notes) unless the successor entity assumes all obligations of the Company under the Notes and specified transaction documents. Prior to the occurrence of a Fundamental Transaction, the Note holders will have the right to (i) in addition to the Class A Ordinary Shares receivable upon any conversion, such securities or other assets to which such holders would have been entitled with respect to such Class A Ordinary Shares had such Class A Ordinary Shares been held by such holders upon the consummation of such Fundamental Transaction (without taking into account any limitations or restrictions on the convertibility of the Notes), if any, or (ii) in lieu of the Class A Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Class A Ordinary Shares in connection with the consummation of such Fundamental Transaction, if any, in such amounts as such holders would have been entitled to receive had the Notes initially been issued with conversion rights for the form of such consideration (as opposed to Class A Ordinary Shares) at a conversion rate for such consideration commensurate with the number of Class A Ordinary Shares issuable upon conversion of the conversion amount by the Conversion Price.

Penalty for Late Delivery of Shares Upon Conversion; Buy-In Payments. The Notes provide that if the Company fails to deliver Class A Ordinary Shares upon conversion of any Notes when and as required, the Company must pay the holders of such Notes an amount equal to 2% of the product of (A) the sum of the number of Class A Ordinary Shares not delivered to such holders by the required delivery date, multiplied by (B) any trading price of the Class A Ordinary Shares selected by such holders in writing as in effect at any time during the period beginning on the applicable conversion date and ending on the date that the shares are delivered. In addition, the Notes provide that if any holder conducts a Buy-In (as defined in the Notes) upon failure to deliver any Class A Ordinary Shares issuable upon conversion when and as required, the Company will be required to pay such holder the Buy-In Payment Amount (as defined in the Notes).

Warrants

Exercise Price. The Warrants will initially be exercisable for cash at an exercise price equal to $0.4364 per Class A Ordinary Share (the “Exercise Price”), subject to adjustment as set forth therein.

Antidilution Rights. The Warrants will have full-ratchet antidilution rights, i.e., the Exercise Price will be reduced to equal any lower price per share of any securities issued by the Company, subject to certain customary exceptions, in the manner provided for in the Warrants. The exercise price formulas and number of shares issuable upon exercise of the Warrants will also be proportionately adjusted for any share split or reverse share split or similar event.

Share Split Adjustments. Upon any share split or reverse share split or similar event, the Exercise Price will be reduced to a price equal to the quotient determined by dividing (x) the sum of the VWAP of the Class A Ordinary Shares for each of the five trading days with the lowest VWAP of the Class A Ordinary Shares during the 15 consecutive trading days ending and including the trading day immediately preceding the 16th trading day after such event, divided by five.

Applicable Date Adjustments. On the 90th calendar day after each Applicable Date, the Exercise Price will be reduced to equal the lower of (i) the applicable Exercise Price as in effect on the applicable adjustment date, and (ii) the greater of (x) the Floor Price then in effect and (y) the lowest VWAP of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the trading day immediately preceding the applicable adjustment date.

Number of Warrant Shares Adjustment. In the event of any adjustment to the Exercise Price, the number of Class A Ordinary Shares issuable upon the exercise of the Warrants will also be adjusted so that the aggregate Exercise Price shall be the same immediately before and immediately after any such adjustment.

Exercise Period. The Warrants shall be exercisable beginning on the issuance date of the Warrants and expiring on the third anniversary of the issuance date.

Cashless Exercise. If at the time of exercise of any Warrant, there is no effective registration statement registering the Class A Ordinary Shares underlying the Warrants, such Warrant may be exercised on a cashless basis pursuant to its terms.

Limitations on Exercise. The Warrant holders shall not have the right to exercise any portion of any Warrant to the extent that, after giving effect to such exercise, such holder (together with certain related parties) would beneficially own in excess of the Maximum Percentage after giving effect to such exercise, which shall initially be 4.99% of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. The Maximum Percentage may be raised or lowered to any percentage not in excess of 9.99%, at the option of such holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company.

Distribution Participation Rights. If the Company issues options, convertible securities, warrants, shares, or similar securities or distributes assets pro rata to holders of the Class A Ordinary Shares, each of the Warrant holders will have the right to acquire the same as if such holder had exercised such holder’s Warrants in full, except that to the extent that such acquisition would result in such holder exceeding the Maximum Percentage, the securities or assets distribution to such holder will be held in abeyance until such distribution would not cause the Maximum Percentage to be exceeded.

Reservation of Shares. While any Warrants are outstanding, the Company must reserve at least 150% of the maximum number of Class A Ordinary Shares as shall be necessary to satisfy the Company’s obligation to issue Class A Ordinary Shares under the Warrants.

Fundamental Transactions. The Company may not enter into a Fundamental Transaction unless the successor entity assumes all obligations of the Company under the Warrants and specified transaction documents. Upon a Fundamental Transaction, the Warrant holders will thereafter have the right to receive upon an exercise such shares, securities, cash, assets or any other property which such holders would have been entitled to receive upon the happening of the Fundamental Transaction had such holders’ Warrants been exercised immediately prior to the Fundamental Transaction, if any.

Change of Control Redemption Rights. Upon the occurrence or public disclosure of a Change of Control, each of the Warrant holders will have the right to require the Company to repurchase the unexercised portion of such holder’s Warrants for an amount of cash based on an option pricing model reasonably acceptable to such holder and the Company.

Penalty for Late Delivery of Shares Upon Exercise; Buy-In Payments. The Warrants provide that if the Company fails to deliver Class A Ordinary Shares upon exercise of any Warrants when and as required, the Company must pay the holders of such Warrants an amount equal to 2% of the product of (A) the sum of the number of Class A Ordinary Shares not delivered to such holders by the required delivery date, multiplied by (B) any trading price of the Class A Ordinary Shares selected by such holders in writing as in effect at any time during the period beginning on the applicable exercise date and ending on the date that the shares are delivered. In addition, the Warrants provide that if any holder conducts a Buy-In (as defined in the Warrants) upon failure to deliver any Class A Ordinary Shares issuable upon exercise when and as required, the Company will be required to pay such holder the Buy-In Payment Amount (as defined in the Warrants).

Registration Rights Agreement

Under the Registration Rights Agreement, the Company agreed to register the resale of the Registrable Securities in an amount equal to the sum of at least 150% of the maximum Class A Ordinary Shares issuable upon (i) conversion of the Notes at the Alternate Conversion Price, including interest through the date of maturity, and (ii) exercise of the Warrants (the “Required Registration Amount”). The Company agreed to file the initial Registration Statement with the SEC within 45 calendar days after the date of the closing under the February 2025 Purchase Agreement and to have the initial Registration Statement declared effective by the SEC within 90 days after the date of such closing. If the number of Class A Ordinary Shares registered for resale on the initial Registration Statement is deemed insufficient, the Company must file a new Registration Statement covering the deficient number within 15 days, taking into account any SEC staff position as to whether such Registration Statement will be permitted, and have such new Registration Statement declared effective within 90 days. The number of Class A Ordinary Shares registered for resale will be considered insufficient if at any time the number of Class A Ordinary Shares available for resale under the applicable Registration Statement is less than the product determined by multiplying (i) the Required Registration Amount as of such time by (ii) 0.90. Each Registration Statement must remain effective and available for the resale of all securities required to be registered for resale until all such securities are resold or such securities may be resold without restriction pursuant to Rule 144.

Upon a failure (a) to file a Registration Statement, (b) have a Registration Statement declared effective by the required date, (c) maintain the effectiveness of a Registration Statement, or (d) maintain the availability of the prospectus contained in a Registration Statement for use, then the Company will be required to pay each Investor an amount in cash equal to 1% of the original principal amount under such Investor’s Note on the date of the failure, and every 30-day anniversary until the failure is cured.

The Registration Rights Agreement also provides the Investors certain piggyback registration rights if there is not an effective Registration Statement covering all of the securities that must be registered under the Registration Statement under the Registration Rights Agreement.

The Registration Rights Agreement also contains certain customary covenants and indemnification provisions.

Certain Related Matters

The foregoing description of the Notes, the Warrants, the February 2025 Purchase Agreement, and the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Notes, the Warrants, the February 2025 Purchase Agreement, and the Registration Rights Agreement, copies or forms of which are filed as Exhibit 4.1, Exhibit 4.2, Exhibit 10.1, and Exhibit 10.2 to this Report on Form 6-K, respectively.

There were no material relationships, other than in respect of the Notes, the Warrants, the February 2025 Purchase Agreement, the Registration Rights Agreement, the January 2025 Purchase Agreement, the January 2025 Registration Rights Agreement, and the Senior Convertible Notes and the warrants issued to the Investors on January 10, 2025 pursuant to the January 2025 Purchase Agreement, between the Company or any of the Company’s affiliates, including any director or officer of the Company, or any associate of any director or officer of the Company, and the Investors.

The offer and sale of securities described above was conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
4.1	Form of Senior Convertible Note
4.2	Form of Warrant To Purchase Ordinary Shares
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: March 3, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer